Exhibit 10(m)(2)

                                CONSOLIDATED
                           RENEWAL PROMISSORY NOTE

$47,656,238.53                                              December 21, 1993
                                                        Boston, Massachusetts

        FOR VALUE RECEIVED, the undersigned, KOGER EQUITY, Inc. (the "Borrower"), hereby promises to pay to the order of BARNETT BANK OF JACKSONVILLE, N.A. (the "Lender"), whose address is 50 North Laura Street, Jacksonville, Florida 32202, the principal sum of Forty-
Seven Million Six Hundred Fifty-Six Thousand Two Hundred Thirty-Eight and 53/100 ($47,656,238.53) Dollars, together with interest on the outstanding principal balance hereof until payment in full at the rate provided herein. This Note shall be governed by the following provisions:

        1. Payments.

                a. The Borrower shall make payments of debt service amount in respect of the outstanding balance hereunder monthly on the first day of each calendar month commencing on January 1, 1994. Such payments shall include interest and amortization of principal to be computed based on an assumed term to maturity of twenty-five (25) years commencing on the date hereof. Such amortization shall be based on the Original Rate (as defined below) during the period prior to the Interest Reset date, and shall, on the Interest Reset Date, be adjusted to the amount of such debt service payment based on the Reset Interest Rate.

                b. The Borrower shall make additional principal payments as set forth in paragraph 4 hereof.

                c. The Borrower shall pay all remaining outstanding principal hereunder, together with all then accrued and unpaid interest, on December 21, 2000 (the "Final Maturity Date").

        2. Interest Rate.

                a. During the period commencing on the date hereof and ending on the third anniversary 12/30/96 hereof (the "Interest Reset Date"), interest shall accrue on the outstanding principal balance of this Note at a rate per annum that is equal to the sum of i) the effective interest rate which was prevailing on December 21, 1993 for the U.S. Treasury Obligations having a term to maturity of three (3) years plus ii) 185 basic points (the "Original Rate").

THIS CONSOLIDATED RENEWAL NOTE RENEWS AND MODIFIES THOSE CERTAIN PROMISSORY NOTES DATED, RESPECTIVELY, APRIL 5, 1991 AND AUGUST 7, 1992, EXECUTED BY KOGER EQUITY, INC. IN FAVOR OF THE LENDER. DOCUMENTARY STAMP TAXES HAVE BEEN PAID ON THE MORTGAGES EXECUTED BY THE BORROWER SECURING SUCH NOTES.

                b. During the period commencing on the Interest Reset Date 12/20/96 and ending on the Final Maturity Date, interest shall accrue on the outstanding principal balance of this Note at a rate per annum that is equal to the sum of i) the effective interest rate which is prevailing on the Interest Reset Date for U.S. Treasury Obligations having a term to maturity of four (4) years plus ii) 210 basis points (the "Reset Interest Rate"). In no event shall the Reset Interest Rate exceed eleven (11%) percent per annum.

                c. Interest shall calculated on a daily basis and on the basis of a 365/366 day year (based upon the actual number of days elapsed).

                d. The total liability of the Borrower and any endorsers or guarantors hereof for payment of interest shall not exceed any limitations imposed on the payment of interest by applicable usury laws. If any interest is received or charge by any holder herein excess of that amount, the Borrower shall be entitled to an immediate refund of the excess.

                e. Upon the occurrence of an Event of Default hereunder, interest shall accrue at the Default Rate hereinafter set forth notwithstanding the provisions of this section.

        3. Prepayment. The Borrower shall be entitled to prepay this Note in whole or in part at any time without penalty. All prepayments of principal shall be applied in the inverse order of maturity.

        4. Mandatory Prepayment. In addition to the payments hereinabove described, Borrower shall be required to make the following principal payments:
                a. On the Fifth Anniversary. On December 21, 1998, Borrower shall pay down the principal hereof by Five Million and no/100 ($5,000,000.00) Dollars; provided, however, that any equity proceeds received by Lender in respect of any indebtedness of Borrower to Lender during the period ending on December 21, 1996 shall be received in lieu of such man portion thereof.

                b. With Equity Proceeds. The First Fifty Million Dollars ($50,000,000.00) of proceeds of equity offerings (raised from public or private sources) will be applied as follows:

                        (1) The first Ten Million and no/100 ($10,000,000.00) Dollars will be paid to NationsBank of Florida, N.A. ("NationsBank") in reduction of Borrower's indebtedness to NationsBank incurred prior to the merger of Koger Properties, Inc. ("KPI") into Borrower.

                        (2) The next Forty Million and no/100 ($40,000,000.00) Dollars will be applied first, to pay Negative Amortization, Negative Amortization Adjustment, Junior Restructured Notes, Tax Notes, Option C Equity Share, and Lenders' Tax Notes (hereinafter, collectively, the "Second Tier Obligations") pro-rata, and then pro rata to the payment of all outstanding secured indebtedness of Borrower. Fifty percent (50%) of net proceeds of equity offerings in excess of Fifty Million and no/100 ($50,000,000.00) Dollars (the "Lender Excess Share") shall be applied as follows: first, an amount equal to fifteen percent (15%) of the Lender Excess Share to the payment of this Note; second, an amount equal to seven and one-half percent (7.5%) of the Lender Excess Share to the payment of Borrower's indebtedness to First Union National Bank of Florida ("FUNB") incurred prior to the merger of KPI into Borrower; third an amount equal to fifteen percent (15%) of the Lender Excess Share to the payment, pro rata, of the then outstanding indebtedness of Borrower to insurance company lenders; and fourth, to the payment, pro rata, of all outstanding secured indebtedness of Borrower (including the above-referenced lenders).

                        (3) 50% of such net proceeds in excess of $50,000,000 (the "KE Excess Share") shall be retained by the Borrower for its business purposes, including the repayment of indebtedness; provided, however, that until the Second Tier Obligations have been paid in full, the Borrower shall not apply any of the KE Excess Share to pay principal of the Option A Senior Restructured Notes or of the Option B Restructured Notes (other than accrued interest added to principal as Negative Amortization under Section 2.3 of the Option B Restructured Notes) except to the extent required by the terms of the Option A Senior Restructured Notes and the Option A Senior Restructured Notes and the Option B Restructured Notes as in effect on the date hereof.

                        (4) All capitalized terms set forth in this paragraph 4, not otherwise herein defined, shall have the meaning assigned to them pursuant to the Third Amended Restated Plan of Reorganization of KPI dated as of April 13, 1993, as modified pursuant to an amended motion for leave to modify and amend plan dated August 17, 1993, and as confirmed by order of the United States Bankruptcy Court for the Middle District of Florida, Tampa Division entered on December 8, 1993 (the "Plan").

        C. Loan Agreement. The Borrower shall make such other mandatory prepayments as may be required in the Loan Agreement (hereinafter defined).

        5. Application of Payments. Except as otherwise provided herein, all payments hereunder shall be applied first to the Lender's costs and expenses, then to fees authorized hereunder or under the Loan Agreement, then to interest and then to principal.

        6. Default. Any of the following events shall be considered an "Event of Default:

                a. Nonpayment of principal, interest, any fee or any other amount due hereunder ten (10) business days after such amount becomes due and payable; or

                b. The occurrence of any Event of Default under that certain Loan Agreement (as amended or restated from time to time, the "Loan Agreement") dated April 5, 1991, executed by the Borrower and the Lender, as amended on August 7, 1992 and as further amended as of December 21, 1993, as the same may be amended or restated from time to time.

If any Event of Default shall occur, the Lender may, without notice to the Borrower, declare the outstanding principal of this Note, all interest due hereon and all other amounts payable under this Note or otherwise to be forthwith due and payable. Thereupon, this Note, all such interest and all such amounts shall become and be forthwith due and payable, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrower. Upon the occurrence of any Event of Default, the outstanding principal of this Note, and any accrued and unpaid interest, shall bear interest at a rate of either five percent (5.0%) per annum above the Prime Rate (the interest rate announced from time to time by Barnett Banks, Inc. as its prime rate, which prime rate is a reference rate and is not necessarily the lowest or best rate the Lender may from time to time charge its customers) after default until paid or, if such rate is usurious under the laws of Florida, then at the highest legal rate permissible thereunder (the "Default Rate").

        7. No Usury. Under no circumstances shall the aggregate amount paid or agreed to be paid hereunder exceed the Maximum Rate, and the payment obligations of the Borrower under this Note are hereby limited accordingly.
It is the intent of the Lender and the Borrower in the execution of this Note and all other instruments now or hereafter securing this Note to contract in strict compliance with Applicable Usury Law. In furtherance thereof, the Lender and the Borrower stipulate and agree that none of the terms and provisions contained in this Note or in any other instrument executed in connection herewith or therewith shall ever be construed to create a contract to pay for the use, forbearance or detention of money at a rate in excess of the Maximum Rate. Maximum Rate means the highest lawful rate of interest permitted to be charged under the Applicable Usury Law (hereinafter defined). In determining whether or not the interest paid or payable exceed the Maximum Rate, the Borrower and the Lender shall, to the full extent permitted by Applicable Usury Law, exclude voluntary prepayments and the effects thereof and amortize, prorate, allocate and spread, in equal parts the total amount of interest and other charges throughout the entire term of this Note so that the interest rate is uniform throughout the entire term of this Note. Neither the Borrower nor any guarantors, endorsers or other parties now or hereafter becoming liable for payment of this Note shall ever be required to pay interest on the Note at the rate in excess of the Maximum
Rate, and the provisions of this section shall control all other provisions of this Note and of any other instrument now or hereafter executed in connection herewith which may be in apparent conflict with this section. The Lender expressly disavows any intention to charge or collect excessive unearned interest or finance charges in the event that the maturity of the loan evidenced by this Note (the "Loan") is accelerated. If under any circumstances, whether by reason of advancement or acceleration of the unpaid principal balance of the Loan or otherwise, the aggregate amounts paid on the Loan shall include amounts which by law are deemed interest and which would exceed the Maximum Rate, the Borrower stipulates that the payment and collection of such excess amounts shall have been, and shall be deemed to have been, the result of a mistake on the part of both the Borrower and the Lender. If the maturity of the Loan shall be accelerated for any reason, or if the aggregate principal balance of the Loan is paid prior to the Final Maturity Date, and as a result thereof the interest received for the actual period of existence of the Loan exceeds the Maximum Rate, the Lender shall refund the Borrower the amount of such excess or shall credit the amount of such excess against the Loan then outstanding. In the event that the Lender shall collect monies which are deemed to constitute interest which would increase the effective interest rate under this Note to a rate in excess of the Maximum Rate, all such sums deemed to constitute interest in excess of the Maximum Rate shall, upon such determination, at the option of the Lender, be immediately returned to the Borrower or credited against the Loan then outstanding. As used herein "Applicable Usury Law" means, at any time, any applicable usury law, whether now or hereafter existing, in effect in (a) the State of Florida, (b) the United States of America or (c) any other jurisdiction that applies to the interest and other charges under the Loan Documents.

        8. Expenses. All parties liable for the payment of this Note agree to pay the Lender all costs incurred by it in connection with the collection of this Note. Such costs include, without limitation, fees for the services of counsel and legal assistants employed to collect this Note, whether or not suit be brought, and whether incurred in connection with collection, trial, appeal or otherwise. All such parties further agree to indemnify and hold the Lender harmless against liability for the payment of state documentary stamp taxes, intangible taxes or other taxes (including interest and penalties, if any), excluding income or service taxes of the Lender, which may be determined to be payable with respect to this transaction.

        9. Late Charge. A late charge of five percent (5.0%) of any payment required hereunder shall be imposed on each and every payment not received by the Lender within fifteen (15) days after it is due. However, the late charge shall not in any event exceed $250.00 with respect to any delinquent installment. The late charge is not a penalty, but liquidated damages to defray administrative and related expenses due to such late payment. The late charge shall be immediately due and payable and shall be paid by the Borrower to the Lender without notice or demand. This provision for a late charge is not and shall not be deemed a grace period, and the Lender has no obligation to accept a late payment. Further, the acceptance of a late payment shall not constitute a waiver of any default then existing or thereafter arising under this Note.

        10. Setoffs. The Borrower and any endorsers, sureties, guarantors, and all others who are, or who may become liable for the payment hereof, severally expressly grant to the Lender a continuing first lien security interest in any and all money, general or specific deposits, or property of any such parties now or hereafter in the possession of the Lender. The Borrower and such other parties authorize and empower the Lender, in its sole discretion, at any time after the occurrence of a default hereunder to appropriate and, in such order as the Lender may elect, apply any such money, deposits or property to the payment hereof or to the payment of any and all indebtedness, liabilities, and obligations of such parties to the Lender or any of the Lender's affiliates, whether now existing or hereafter created or arising or now owned or howsoever after acquired by the Lender or any of the Lender's affiliated (whether such indebtedness, liabilities and obligations are or will be joint or several, direct or indirect, absolute or contingent, liquidated or unliquidated, matured or unmatured, including, but not limited to, any letter of credit issued by the Lender for the account of any such parties).

        11. Submission to Jurisdiction. This Note is governed by Florida law. The Borrower, and any endorsers, sureties, guarantors and all others who are, or who may become liable for the payment hereof, severally, irrevocably and unconditionally: i) agree that any suit, action or other legal proceeding arising out of or relating to this Note may be brought, at the option of the Lender, in a court of record of the State of Florida in Duval or Orange County, or in the United States District Court for the Middle District of Florida, or in any other court of competent jurisdiction; ii) consent to the jurisdiction of each such court in any such suit, action or proceeding; and iii) waive any objection which it or they may have to the laying of venue of any such suit, action or proceeding in any such courts.

        12. Affirmation. The Borrower acknowledges that this Note renews and modifies those certain Promissory Notes dated, respectively, April 5, 1991 and August 7, 1992, executed by Koger Equity, Inc. in favor of the Lender in the original principal amounts of $45,000,000 and $6,000,500, respectively. The Borrower acknowledges that the outstanding principal balance of such notes, as consolidated and renewed by this Note, is $47,656,238.53 as of the date hereof. The Borrower agrees to pay such amount, together with the terms hereof without offset or counterclaim of any kind. Neither this Note nor any agreement related hereto shall constitute a novation.

        13. Miscellaneous. The Borrower and all sureties, endorsers and guarantors of this Note shall make all payments hereunder in lawful money of the United States at the Lender's address set forth herein or at such other place as the Lender may designate in writing. The remedies of the Lender as provided herein shall be cumulative and concurrent, and may be pursued singly, successively or together, at the sole direction of the Lender and may be exercised as often as occasion therefor shall arise. No act or omission or commission of the Lender, including specifically any failure to exercise any right, remedy or recourse, shall be effective, unless set forth in a written document executed by the Lender, and then only to the extent specifically recited therein. A waiver or release with reference to one event shall not be construed as continuing, as a bar to, or as a waiver or release of any subsequent right, remedy or recourse as to any subsequent event. This Note shall be construed and enforced in accordance with Florida law and shall be binding on the successors and assigns of the parties hereto. The term "Lender" as used herein shall mean any holder of this Note.

        The Borrower and all sureties, endorsers and guarantors of this Note hereby: i) waive demand, notice of demand, presentment for payment, notice of nonpayment or dishonor, protest, notice of protest and all other notice, filing of suit and diligence in collecting this Note, or in the Lender's enforcing any of its rights under any guaranties securing the repayment hereof; ii) agree to any substitution, addition or release of collateral or any party or person primarily or secondarily liable hereon; (iii) agree that the Lender shall not be required first to institute any suit, or to exhaust his, their or its remedies against the Borrower or any other person or party to become liable hereunder, or against any collateral in order to enforce payment of this Note; iv) consent to any extension, rearrangement, renewal or postponement of time of payment of this Note and to any other indulgence with respect hereto without notice, consent or consideration to any of them; and v) agree that, notwithstanding the occurrence of any of the foregoing (except with the express written release by the Lender of any such person), they shall be and remain jointly and severally, directly and primarily, liable for all sums due under this Note.

        14. Waiver of Trial by Jury. THE BORROWER HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED ON THIS NOTE, ARISING OUT OF, UNDER OR
IN CONNECTION WITH THIS NOTE OR ANY RELATED LOAN DOCUMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN) OR ACTIONS OF ANY PARTY HERETO OR TO ANY RELATED LOAN DOCUMENT. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE LENDER TO ACCEPT THIS NOTE.

                                        KOGER EQUITY, INC.

                                        By: Victor A. Hughes, Jr.
                                            Its Senior Vice President
                                                (CORPORATE SEAL)
COMMONWEALTH OF MASSACHUSETTS  )
                               )  SS:
COUNTY OF SUFFOLK              )

        On the 17th day of December, 1993, before me, the subscriber, a Notary Public in and for the Commonwealth and County aforesaid, personally appeared Victor A. Hughes, Jr., who acknowledged himself/herself to be the Senior Vice President of Koger Equity, Inc., a Florida corporation, and that he/she, being authorized to do so, executed the foregoing Modification of Deed of Trust on behalf of said Koger Equity, Inc. for the purposes therein contained.

        WITNESS my hand and seal the day and year aforesaid.

                                        Barbara D. Coleman
                                        Notary Public

My commission expires:

August 5, 1994